Exhibit 99.1

Solarfun Reports Second Quarter 2008 Results

SHANGHAI, China--(BUSINESS WIRE)--Solarfun Power Holdings Co. , Ltd. (“Solarfun” or “the Company”) (NASDAQ:SOLF), an established vertically integrated manufacturer of silicon ingots and photovoltaic (PV) cells and modules in China, today reported its unaudited financial results for the second quarter ended June 30, 2008.

2008 SECOND QUARTER RESULTS

  Net revenue was RMB 1.35 billion (US$ 197.1 million), an increase of 12.7% from the first quarter of 2008, and 192.2% from the second quarter of 2007.
  PV module shipments reached 43.1 MW, an increase of 162% from the second quarter of 2007. Solarfun also shipped 5 MW of cells with specification levels that are different than the Company’s mainstream business.
  Average selling price (“ASP”) improved to US$4.17 from US$4.07 in the first quarter of 2008. Business in Europe remained robust, with Germany, Spain and France accounting for 56%, 33% and 5% of net revenues, respectively.
  Gross profit was RMB 185.6 million (US$ 27.1 million), an increase of 163.7% from the second quarter of 2007.
  Gross margin decreased to 13.7% from 15.8% in the first quarter of 2008. The figure was in line with the Company’s guidance and was primarily due to higher polysilicon and wafer costs.
  Operating profit was RMB 116.4 million (US$ 17.0 million), an increase of 306.6% from the second quarter of 2007. Operating margins decreased to 8.6% from 11.8% in the first quarter of 2008 as the Company returned to more normal levels of spending to support growth, including a nearly RMB 2.9 million sequential increase in research and development expenses.
  Interest expense rose over RMB 25.5 million (US$ 3.7 million) from the second quarter of 2007 to RMB 28.1 million (US$ 4.1 million) due to increased bank borrowings and the Company’s convertible senior notes offering earlier in the year.
  Currency gain was RMB 4.1 million (US$ 0.6 million) as a result of the appreciation of the RMB relative to the U.S. dollar.
  Net income was RMB 78.1 million (US$ 11.4 million), a 285.2% increase over the second quarter of 2007.
  Earnings per basic ADS were RMB 1.62 (US$ 0.24).

Harold Hoskens, CEO of Solarfun, noted “We are pleased with the progress achieved during the second quarter as we continued to see healthy demand and firm pricing. The tight supply and higher costs for polysilicon and wafers constrained both our top and bottom line growth, and our gross margins. This is a temporary situation with visibility improving on both measures during the second half of 2008, most notably during the fourth quarter. A number of important initiatives were completed following the close of the quarter which position us for continued growth going forward.”

FINANCIAL POSITION

As of June 30, 2008, the Company had cash and cash equivalents of RMB 557.7 million (US$ 81.3 million) and working capital of RMB 2.2 billion (US$ 322.7 million). Total bank borrowings were RMB 1.28 billion (US$ 186.8 million), remaining relatively constant with the levels of the first quarter of 2008. Subsequent to the end of the second quarter of 2008, the Company raised US$ 71.9 million in net proceeds from a sale of 5,421,093 ADSs pursuant to a sales agency agreement with Morgan Stanley & Co. Inc.

The Company continued to improve its working capital management with improved inventory and accounts receivable management. Net accounts receivable were RMB 442.2 million (US$ 64.5 million). Days Sales Outstanding (DSOs) continued to improve to 37 days, down from 41 days in the first quarter of 2008. Inventories of RMB 823.4 million (US$ 120 million) were relatively constant with last quarter and inventory turnover days improved to 63 days versus 104 days from the same period in 2007.

* Capital outlays during the second quarter totaled US$ 57.2 million, of which US$ 42.4 million was for capital expenditures and US$ 14.8 million was for pre-payments to suppliers.

SIGNIFICANT SECOND QUARTER EVENTS

  Signed an 8-year, 1.2 gigwatt (“GW”) contract for virgin polysilicon with GCL Silicon Technology.
  Purchased the remaining 48% interest in Jiangsu Yangguang Solar (a silicon ingot producer) that the Company did not already own.

SUBSEQUENT EVENTS

Following the close of the second quarter of 2008, the Company made a number of announcements, including:

  Completed and successfully initiated production on four new manufacturing lines, increasing nameplate capacity by 120 MW to 360 MW.
  Began early stage operation of an expanding wire saw facility at the Company’s manufacturing facility in Qidong.
  Signed a 47 MW sales contract to supply PV modules to Schuco International KG between December 2008 and October 2009, with installations targeted for the Middle East and south-east Europe.
  Signed a 30 MW sales contract to supply PV modules to Martifer Solar Sistemas Solares, a leading solar project developer, installer and producer in Europe, from January through December 2009.
  Concluded a letter-of-intent (“LOI”) with Q-Cells AG for a three-year module supply agreement for the purchase by Q-Cells of no less than 100 MW of PV modules per annum using PV cells Q-Cells will provide from 2009 through 2011. The Company and Q-Cells intend to enter into an agreement to exchange technology to further enhance the development of highly efficient and low cost PV modules.

BUSINESS OUTLOOK

Based on current operating trends and other conditions, the Company’s outlook is as follows:

For the remainder of 2008, management expects:

  Continued strong demand. Based on contracted sales volume, guidance for 2008 shipments has been raised from 160-180 MW to 175-190 MW. In constant Euro terms (the currency in which the majority of the Company’s sales are recorded) pricing is expected to be relatively stable for the remainder of the year.
  Gross margins for the second half of 2008 are expected to improve from levels seen in the second quarter of 2008, although the Company expects that polysilicon and wafer pricing will continue to be high during the third quarter of 2008. Margin improvements from lower supply costs and other benefits related to greater vertical integration are expected to become more meaningful during the fourth quarter of 2008.
  Operating expenses as a percent of revenues are expected to remain in the 5-6 % range.
  Capital expenditures for the remainder of 2008 are anticipated to approach US$ 90 million, and an additional $70-$80 million for supplier prepayments and the LYG equity acquisition. Cash on hand and access to additional commercial debt is viewed as adequate to fund the Company’s capital outlays for the remainder of 2008.

For the Full Year 2009, management expects:

  Total shipments to rise 50% from the revised full-year guidance range of 175-190 MW for 2008. The Company has good visibility on 200 MW of contracted sales volume for 2009, one-half of which is secured through signed contracts.
  ASP’s to decline 5-10% from the expected full-year 2008.
  The Company’s polysilicon and wafer needs are 100% secured, of which approximately two thirds are in the form of long-term contracts.
  Through the reduction in polysilicon-related costs and the benefits of vertical integration, the Company foresees the potential to improve gross margins 500 basis points for full-year 2009.
  Management’s current projections call for a further 120 MW of integrated cell and module capacity expansion in 2009. A further 100MW of module capacity will be added and dedicated to the Company’s aforementioned arrangement with Q-Cells.
  These projections assume constant currencies (Euro vs. US Dollar), management’s ability to execute its vertical integration ramp, and to a lesser extent, dependence on raw material suppliers meeting contractual obligations for timely delivery.

Harold Hoskens concluded, “We are on track for a solid year of growth in 2008 and have positioned ourselves for meaningful progress in 2009. Although near-term supply constraints and higher costs persist, we see visibility for better conditions beginning in the fourth quarter of this year and further improvements throughout 2009. Demand is good. Our brand is growing worldwide. Customers recognize our low-cost and high quality manufacturing platform and are contracting their production needs with us. We are secure in our supply needs for next year and our vertical integration strategy will begin to show meaningful benefits starting in the final quarter of this year.”

Conference Call:

Management will host a conference call to discuss the results at 8:00 am U.S. Eastern Time (8:00 pm Shanghai time) on August 27, 2008.

The dial-in details for the live conference call are as follows:

- U.S. Toll Free Number: +1 866 713 8563

- International dial-in number: +1 617 597 5311

- China Toll Free Number: 10 800 130 0399

Passcode: SOLF

A live webcast of the conference call will be available on the investor relations section of the Company’s website at: http://www.solarfun.com.cn. A replay of the webcast will be available for one month.

A telephone replay of the call will be available for twenty-four hours after the conclusion of the conference call. The dial-in details for the replay are as follows:

- U.S. Toll Free Number: +1 888 286 8010

- International dial-in number: +1 617 801 6888

Passcode: 42684940

Foreign Currecy Conversion

The conversion in this release of Renminbi into U.S. dollars is made solely for the convenience of the reader, and is based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of June 30, 2008, which was RMB6.8591 to US$1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on March 31, 2008, or at any other date. The percentages stated in this press release are calculated based on Renminbi amounts.

Financial Statements

SOLARFUN POWER HOLDINGS CO., LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"), except for number of shares and per share data)

	For the three months ended
	June 30	March 31	June 30	June 30
	2007	2008	2008	2008
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	RMB	RMB	RMB	USD
Net revenue
Photovoltaic modules	462,283	1,151,507	1,233,527	179,838
Photovoltaic cells	501	29,734	104,217	15,194
PV modules processing	-	-	3,229	471
Raw materials	-	18,088	11,220	1,636

Total net revenue	462,784	1,199,329	1,352,193	197,139

Cost of revenue
Photovoltaic modules	(391,855)	(965,588)	(1,056,912)	(154,089)
Photovoltaic cells	(559)	(27,918)	(97,244)	(14,177)
PV modules processing	-	-	(1,208)	(176)
Raw materials	-	(15,762)	(11,273)	(1,644)

Total cost of revenue	(392,414)	(1,009,268)	(1,166,637)	(170,086)

Gross profit	70,370	190,061	185,556	27,053

Operating expenses
Selling expenses	(13,014)	(21,055)	(26,482)	(3,861)
G&A expenses	(18,739)	(22,520)	(34,956)	(5,096)
R&D expenses	(9,985)	(4,784)	(7,697)	(1,122)

Total operating expenses	(41,738)	(48,359)	(69,135)	(10,079)

Operating profit	28,632	141,702	116,421	16,974

Interest expenses	(2,694)	(26,669)	(28,148)	(4,104)
Interest income	4,159	2,381	1,368	199
Exchange gain / (losses)	(10,371)	19,430	4,136	603
Other income	2,208	2,011	4,383	639
Other expenses	(351)	(12,323)	(6,140)	(895)
Government grant	-	124	114	17

Net income before income tax and minority interest
	21,583	126,656	92,134	13,433

Income tax expenses	(1,332)	(18,730)	(8,282)	(1,208)
Minority interest	20	(3,363)	(5,763)	(840)

Net income	20,271	104,563	78,089	11,385

Net income attributable to ordinary shareholders
	20,271	104,563	78,089	11,385

Net income per share
Basic	0.08	0.43	0.32	0.05
Diluted	0.08	0.41	0.31	0.05

Shares used in computation
Basic	240,024,754	241,181,882	241,340,409	241,340,409
Diluted	240,024,754	271,563,142	287,007,417	287,007,417

Net income per ADS
Basic	0.42	2.17	1.62	0.24
Diluted	0.42	2.06	1.54	0.23

ADSs used in computation
Basic	48,004,951	48,236,376	48,268,082	48,268,082
Diluted	48,004,951	54,312,628	57,401,483	57,401,483

SOLARFUN POWER HOLDINGS CO., LTD.
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"), except for number of shares and per share data)

	March 31	June 30	June 30
	2008	2008	2008
	(Unaudited)	(Unaudited)	(Unaudited)
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	595,158	557,748	81,315
Restricted cash	474,725	486,220	70,887
Accounts receivable, net	653,625	442,190	64,465
Inventories, net	780,851	823,379	120,042
Advance to suppliers	1,114,907	1,205,767	175,791
Other current assets	155,767	164,224	23,943
Deferred tax assets	5,065	14,423	2,103
Amount due from related parties	917	19,548	2,850

Total current assets	3,781,015	3,713,499	541,396

Non-current assets
Fixed assets – net	857,612	1,134,301	165,372
Intangible assets – net	93,800	93,317	13,605
Deferred tax assets	4,936	5,061	738
Long-term deferred expenses	200,026	195,124	28,447
Long-term investment	300	-	-

Total non-current assets	1,156,674	1,427,803	208,162

TOTAL ASSETS	4,937,689	5,141,302	749,558

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term bank borrowings	988,082	1,074,152	156,602
Long-term bank borrowings, current portion	15,000	22,000	3,207
Accounts payable	187,965	170,791	24,900
Notes payable	-	4,726	689
Accrued expenses and other liabilities	140,503	140,413	20,471
Customer deposits	90,654	76,415	11,141
Deferred tax liability	689	1,160	169
Amount due to related parties	21,851	10,493	1,530

Total current liabilities	1,444,744	1,500,150	218,709

Non-current liabilities
Long-term bank borrowings, non-current portion	170,000	185,000	26,971
Convertible notes payable	1,210,778	1,183,195	172,500
Long term payable	10,000	17,000	2,478
Deferred tax liability	8,990	8,942	1,304

Total non-current liabilities	1,399,768	1,394,137	203,253

Minority interests	111,783	175,106	25,529

Redeemable ordinary shares	32	32	5

Shareholders’ equity

Ordinary shares	195	195	28
Additional paid-in capital	1,616,069	1,628,495	237,421
Statutory reserves	50,935	57,231	8,344
Retained earnings	314,163	385,956	56,269

Total shareholders’ equity	1,981,362	2,071,877	302,062

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	4,937,689	5,141,302	749,558

Safe Harbor Statement

This news release contains forward-looking statements, as defined under the Private Securities Litigation Reform Act of 1995, such as the Company’s business outlook for 2008, including third quarter and full year 2008 estimates for net revenue, PV product shipments, raw materials and product prices, PV cell production capacity and gross margins. Forward-looking statements involve inherent risks and uncertainties and actual results may differ materially from such estimates depending on future events and other changes in business climate and market conditions. Solarfun disclaims any obligation to update or correct this information.

About Solarfun

Solarfun Power Holdings Co, Ltd. manufactures both PV cells and PV modules, provides PV cell processing services to convert silicon wafers into PV cells, and supplies solar system integration services in China. Solarfun produces both monocrystalline and multicrystalline silicon cells and modules, and manufactures 100% of its modules with in-house produced PV cells. Solarfun sells its products both through third-party distributors, OEM manufacturers and directly to system integrators. Solarfun was founded in 2004 and its products have been certified to TUV and UL safety and quality standards. SOLF-G

http://www.solarfun.com.cn

CONTACT:
Solarfun Power Holdings Co., Ltd.
Investor Relations
86 21-6306-8907
IR@solarfun.com.cn
or
Christensen
Roger Hu, +852-2117-0861
rhu@ChristensenIR.com